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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                  Under the Securities and Exchange Act of l934

                         HYPERION 2002 TERM TRUST, INC.
                                      (HTB)
                                (Name of Issuer)

                                    448915108
                                 (CUSIP Number)

                           George W. Karpus, President
                          Karpus Management, Inc. d/b/a
                          Karpus Investment Management
                          14 Tobey Village Office Park
                            Pittsford, New York 14534
                                 (716) 586-4680

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 14, 1998

             (Date of Event which Requires Filing of this Statement)

  If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

                               (Page 1 of 5 pages)
                             There are no exhibits.


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                                 SCHEDULE 13D

CUSIP No. 448915108                                           Page 2 of   Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Karpus Management, Inc. d/b/a Karpus Investment Management
     I.D.# 16-1290558

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                                            [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

                     7.  SOLE VOTING POWER

                         1,973,685 shares
   NUMBER OF
     SHARES          8.  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING        9.  SOLE DISPOSITIVE POWER
     PERSON
      WITH               1,973,685 shares

                    10.  SHARED DISPOSITIVE POWER



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,973,685 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.81%

14.  TYPE OF REPORTING PERSON*

     IA


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!                 2 of 7
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1  Security and Issuer

        Common Stock
        Hyperion 2002 Term Trust, Inc.
        Hyperion Capital Management, Inc.
        1 Liberty Plaza
        165 Broadway
        36th floor
        New York, New York 10006

ITEM 2  Identity and Background
        a)  Karpus Management, Inc, d/b/a/ Karpus Investment Management
            ("KIM")
            George W. Karpus, President, Director, and Controlling Stockholder JoAnn VanDegriff, Vice President and Director
            Sophie Karpus, Director
        b)  14 Tobey Village Office Park
            Pittsford, New York 14534
        c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations, endowments trust and others, specializing in conservative asset management (i.e. fixed income).
        d)  None of George W. Karpus, JoAnn VanDeGriff, or Sophie Karpus
            (the "Principals") or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic violations).
        e) During the last five years non of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgement, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
        f) Each of the Principals is a United States citizen. KIM is a New York corporation.

ITEM 3  Source and Amount of Funds or Other Condiderations
        KIM, an independent investment advisor, has accumulated shares of HTB on behalf of accounts that are managed by KIM ("the Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts.

ITEM 4  Purpose of Transaction
        KIM has purchased Shares for investment purposes. Being primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of HTB fit the investment guidelines for various Accounts. Shares have been acquired since September 19, 1993.

ITEM 5  Interest in Securities of the Issuer
        a)  As of the date of this Report, KIM owns 1,973,685 shares, which


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            represents 5.81% of the outstanding shares. George W. Karpus
            (President of KIM) presently owns 4,000 shares (purchases of 6/1/95 600 shs.@ 7.25, 6/9/95 900 shares @ 7.375, 12/22/95 1,500 shares @
            7.125, 7/3/96 1,000 shares @ 6.875). Sophie Karpus (Director)
            purchased 1,000 shares 11/7/94 @ 6.375. JoAnn VanDeGriff (Vice-President and Director) purchased 12/19/96 200 shares @ 7.125 and 900 shares 12/20/96 @ 7.125. Karpus Investment Management Profit Sharing Plan Fund-B purchased 10/26/93 1,200 shares @ 7.75, 3/24/95 750 shares @6.875 and 3/27/95 250 shares @ 6.875.
        b) KIM has the sole power to dispose of and to vote all such Shares under limited powers of attorney.
        c) The first open market purchase occurred on February 8, 1995 as previously reported. There have been no dispositions and no acquisitions, other than by such open market purchases, during such period unless indicated.

DATE       SHARES     PRICE PER           DATE         SHARES      PRICE PER
                      SHARE                                        SHARE

  10/13/98    -1,000      8.3122              11/2/98         800       8.375
  10/15/98     9,143      8.3125              11/2/98      18,000      8.3125
  10/16/98    20,000       8.375              11/5/98       4,000      8.3125
  10/19/98    20,250       8.375              11/9/98         750      8.3125
  10/19/98     3,000      8.3125             11/11/98       4,000        8.25
  10/20/98     5,000       8.375             11/12/98       3,500      8.3125
  10/21/98    10,000      8.3125             11/13/98       7,250      8.3125
  10/22/98     3,000       8.375             11/16/98       7,900      8.3125
  10/27/98    -1,200       8.375             11/17/98      12,650      8.3125
  10/27/98     6,000      8.3125             11/18/98      28,400      8.3125
  10/27/98     7,500       8.375             11/18/98       2,000       8.152
  10/28/98    30,400      8.3125             11/19/98       2,500      8.3125
  10/29/98     1,100      8.3125             11/20/98       1,500       8.375
  10/30/98     5,200       8.375             11/20/98       6,700      8.3125
  10/27/98     6,000      8.3125             11/23/98      12,700      8.3125
  10/27/98     7,500       8.375             11/24/98      10,500      8.3125
  10/28/98    30,400      8.3125             11/25/98       3,500      8.3125
  10/29/98     1,100      8.3125             11/27/98         100      8.3125
  10/30/98     5,200       8.375             11/30/98       7,600      8.3125


        The Accounts have the right to receive all dividends from. any proceeds for the sale of the Shares. KIM reserves the right to further accumulate or sell shares. None of the Accounts has an interest in shares constituting more than 5% of the Share outstanding.

ITEM 6  Contracts, Arrangements, Understandings, or Relationships with
        Respect to Securities of the Issuer.
Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of BAT securities.


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ITEM 7  Materials to be filed as Exhibits
        Not applicable.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete, and correct.

                                              Karpus Management, Inc.

December 14, 1998                             By: /s/ George W. Karpus
-----------------                                ------------------------------
     Date

                                                 George W. Karpus, President
                                                 ---------------------------
                                                         Name / Title